UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Clearwater Analytics Holdings, Inc.

(Name of the Issuer)

Clearwater Analytics Holdings, Inc.

GT Silver BidCo, Inc.

GT Silver Merger Sub, Inc.

Permira VIII – 1 SCSp

Permira VIII – 2 SCSp

Permira VIII CIS SCSp

Permira VIII CIS 2 SCSp

PILI 1 Portfolio SCSp

PILI 2 Portfolio SCSp

PILI 4 Portfolio SCSp

Permira Investment Capital LP

Permira Investment Capital II LP

Permira Investment Capital III LP

Redwood Opportunities SCSp

Permira T GP S.à r.l.

Permira Advisers LLC

Permira Advisers LLP

GT Silver HoldCo, LLC

GT Silver Parent, LP

Martel Lux Topco SCSp

GT Silver MLP, LLC

GT Silver GP, LLC

Permira VIII Holdco GP S.à r.l.

Permira VIII GP S.à r.l.

Permira Management S.à r.l

Permira Portfolio Management Limited

Warburg Pincus LLC

Warburg Pincus Global Growth 15, L.P.

Warburg Pincus Global Growth 15-B, L.P.

Warburg Pincus Global Growth 15 International, SCSp

WP Global Growth 15 Partners, L.P.

Warburg Pincus Global Growth 15 Partners, L.P.

Warburg Pincus Financial Sector III, L.P.

Warburg Pincus Financial Sector III-E, L.P.

Warburg Pincus Financial Sector III Partners, L.P.

Warburg Pincus & Co.

Warburg Pincus Partners GP LLC

Warburg Pincus Partners II, L.P.

WP Global LLC

Francisco Partners VII, L.P.

Francisco Partners VII-A, L.P.

Francisco Partners VII-B, L.P.

Francisco Partners VII-C, L.P.

Francisco Partners GP VII, L.P.

Francisco Partners GP VII Management, LLC

Francisco Partners Management, L.P.

Francisco Partners Management GP, LLC

Robson Investments Pte. Ltd.

Temasek Holdings (Private) Limited

Alsek Investments Pte. Ltd.

Temasek Capital (Americas) Holdings Pte. Ltd.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number of Class of Securities)

Alphonse Valbrune Chief Legal Officer & Corporate Secretary Clearwater Analytics Holdings, Inc. 777 W. Main Street, Suite 900 Boise, ID 83702 (208) 433-1200

Permira Advisers LLC

GT Silver BidCo, Inc.

GT Silver Merger Sub, Inc.

GT Silver HoldCo, LLC

GT Silver Parent, LP

GT Silver MLP, LLC

GT Silver GP, LLC

c/o Permira Advisers LLC

320 Park Avenue, 23rd Floor

New York, NY 10022

(212) 386-7480

Permira VIII – 1 SCSp

Permira VIII – 2 SCSp

Permira VIII CIS SCSp

Permira VIII CIS 2 SCSp

PILI 1 Portfolio SCSp

PILI 2 Portfolio SCSp

PILI 4 Portfolio SCSp

Martel Lux Topco SCSp

Permira VIII Holdco GP S.à r.l.

Permira VIII GP S.à r.l.

Permira Management S.à r.l

c/o Permira Management S.à r.l.,

488 route de Longwy, L-1940

Luxembourg

+352 26 441 651

Redwood Opportunities SCSp

Permira T GP S.à r.l.

c/o Permira LP Co-Investment GP S.à r.l.

8, Rue Lou Hemmer, L-1748, Luxembourg

+352 26 441 651

Permira Investment Capital LP

Permira Investment Capital II LP

Permira Investment Capital III LP

Permira Portfolio Management Limited

c/o Permira Advisers Limited,

PO Box 503,

Trafalgar Court,

Les Banques, St Peter Port,

GY1 6DJ, Guernsey

+44 1481 743 200

Warburg Pincus LLC

Warburg Pincus Global Growth 15, L.P.

Warburg Pincus Global Growth 15-B, L.P.

Warburg Pincus Global Growth 15 International, SCSp

WP Global Growth 15 Partners, L.P.

Warburg Pincus Global Growth 15 Partners, L.P.

Warburg Pincus Financial Sector III, L.P.

Warburg Pincus Financial Sector III-E, L.P.

Warburg Pincus Financial Sector III Partners, L.P.

450 Lexington Avenue

New York, NY 10017

(212) 878-9207

Francisco Partners VII, L.P.

Francisco Partners VII-A, L.P.

Francisco Partners VII-B, L.P.

Francisco Partners VII-C, L.P.

Francisco Partners GP VII, L.P.

Francisco Partners GP VII Management, LLC

Francisco Partners Management, L.P.

Francisco Partners Management GP, LLC

One Letterman Drive, Building C – Suite 410, San Francisco, CA, 94129

(415) 418-2900

Robson Investments Pte. Ltd.

Temasek Holdings (Private) Limited

Alsek Investments Pte. Ltd.

Temasek Capital (Americas) Holdings Pte. Ltd.

60B Orchard
Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

+65 6828 6828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas E. Dunn Daniel J. Cerqueira Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Brian Mangino Amber Banks Max Schleusener Latham & Watkins LLP Time-Life Building 1271 6th Avenue New York, NY 10020 (212) 906-1200	Atif Azher Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 251-5000	John Kupiec Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006 (212) 225 2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Clearwater Analytics Holdings, Inc., a Delaware corporation (the “Company”) and the issuer of the Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) GT Silver BidCo, Inc., a Delaware corporation (“Parent”); (iii) GT Silver Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); (iv) Permira Advisers LLC, a New York limited liability company (“Permira”); (v) Permira VIII - 1 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (vi) Permira VIII - 2 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (vii) Permira VIII CIS SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (viii) Permira VIII CIS 2 SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (ix) PILI 1 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (x) PILI 2 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (xi) PILI 4 Portfolio SCSp, a société en commandite spéciale organized and existing under the laws of Grand Duchy of Luxembourg; (xii) Permira Investment Capital LP, a limited partnership organized and existing under the laws of Guernsey; (xiii) Permira Investment Capital II LP, a limited partnership organized and existing under the laws of Guernsey; (xiv) Permira Investment Capital III LP, a limited partnership organized and existing under the laws of Guernsey; (xv) Redwood Opportunities SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xvi) Permira T GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xvii) Permira Advisers LLP, a limited liability partnership organized and existing under the laws of England and Wales; (xviii) GT Silver HoldCo, LLC, a Delaware limited liability company (to be converted into GT Silver HoldCo, Inc.); (xix) GT Silver Parent, LP, a Delaware limited partnership; (xx) Martel Lux Topco SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xxi) GT Silver MLP, LLC, a Delaware limited liability company; (xxii) GT Silver GP, LLC, a Delaware limited liability company; (xxiii) Permira VIII Holdco GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xxiv) Permira VIII GP S.à r.l., a société à responsabilité limitée organized and existing under the laws of the Grand Duchy of Luxembourg; (xxv) Permira Management S.à r.l., a société à responsabilité limitée organized and existing under the laws of Grand Duchy of Luxembourg; (xxvi) Permira Portfolio Management Limited, a private limited company organized and existing under the laws of Guernsey; (xxvii) Warburg Pincus LLC, a New York limited liability company (“Warburg Pincus”); (xxviii) Warburg Pincus Global Growth 15, L.P., a Delaware limited partnership; (xxix) Warburg Pincus Global Growth 15-B, L.P., a Delaware limited partnership; (xxx) Warburg Pincus Global Growth 15 International, SCSp, a société en commandite spéciale organized and existing under the laws of the Grand Duchy of Luxembourg; (xxxi) WP Global Growth 15 Partners, L.P., a Delaware limited partnership; (xxxii) Warburg Pincus Global Growth 15 Partners, L.P., a Delaware limited partnership; (xxxiii) Warburg Pincus Financial Sector III, L.P., a Delaware limited partnership; (xxxiv) Warburg Pincus Financial Sector III-E, L.P., a Delaware limited partnership; (xxxv) Warburg Pincus Financial Sector III Partners, L.P., a Delaware limited partnership; (xxxvi) Warburg Pincus & Co., a New York general partnership; (xxxvii) Warburg Pincus Partners GP LLC, a Delaware limited liability company; (xxxviii) Warburg Pincus Partners II, L.P., a Delaware limited partnership; (xxxix) WP Global LLC, a Delaware limited liability company; (xl) Francisco Partners VII, L.P., a Cayman Islands exempted limited partnership; (xli) Francisco Partners VII-A, L.P., a Cayman Islands exempted limited partnership; (xlii) Francisco Partners VII-B, L.P., a Delaware limited partnership; (xliii) Francisco Partners VII-C, L.P., a Delaware limited partnership; (xliv) Francisco Partners GP VII, L.P., a Cayman Islands exempted limited partnership; (xlv) Francisco Partners GP VII Management, LLC, a Cayman Islands limited liability company; (xlvi) Francisco Partners Management, L.P., a Delaware limited partnership (“Francisco Partners”); (xlvii) Francisco Partners

Management GP, LLC, a Delaware limited liability company; (xlviii) Robson Investments Pte. Ltd., a private investment holding company registered in Singapore; (xlix) Temasek Holdings (Private) Limited, a private investment holding company registered in Singapore (“Temasek”); (xlx) Alsek Investments Pte. Ltd., a private investment holding company registered in Singapore; and (xlxi) Temasek Capital (Americas) Holdings Pte. Ltd., a private investment holding company registered in Singapore.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 20, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company, pursuant to which, on the terms and the conditions set forth therein and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger” and together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”) with the Company surviving the Merger as a wholly owned subsidiary of Parent. The corporation surviving the Merger will be collectively owned, directly or indirectly, by certain funds managed by Permira, Warburg Pincus, Francisco Partners and Temasek.

On the terms and subject to the conditions set forth in the Merger Agreement, each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Company Class A Common Stock (i) owned by Parent or Merger Sub, (ii) owned by the Company as treasury shares or (iii) held by any person who properly exercises appraisal rights under the DGCL) will be converted, at the Effective Time, into the right to receive an amount in cash equal to $24.55 per share, without interest (the “Merger Consideration”).

Concurrent with the mailing of the Proxy Statement (as defined below), the Company will exercise its right to require each holder of Class A Common Units of CWAN Holdings, LLC, a Delaware limited liability company (“OpCo” and such units, the “OpCo Units”) to exchange all of such holder’s OpCo Units and shares of Class B common stock, par value $0.001 per share, of the Company (the “Company Class B Common Stock”, and together with the Company Class A Common Stock, the Company’s Class C common stock, par value $0.001 per share, and the Company’s Class D common stock, par value $0.001 per share, the “Company Common Stock”) for shares of Company Class A Common Stock (the “OpCo Units Exchange”) immediately prior to the Effective Time and in accordance with the OpCo’s limited liability agreement and the Company’s certificate of incorporation by delivering a mandatory exchange notice to all of the holders of OpCo Units. The OpCo Units Exchange will be effected immediately prior to, and conditioned on the occurrence of, the Effective Time. Each share of Company Class B Common Stock will automatically be canceled immediately upon the consummation of the OpCo Units Exchange, such that no shares of Company Class B Common Stock will remain outstanding as of immediately prior to the Effective Time.

In connection with entering into the Merger Agreement, Parent obtained equity financing commitments in an aggregate amount of approximately $5,900,000,000 from certain funds affiliated with each of Permira, Warburg Pincus, Francisco Partners and Temasek (to fund the transactions contemplated by the Merger Agreement, subject to the terms and conditions set forth in the equity commitment letters provided by each of the parties thereto, dated as of December 20, 2025). In addition, in connection with entering the Merger Agreement, certain affiliates of Permira, Warburg Pincus, Francisco Partners and Temasek entered into an interim investors agreement governing the relationship among the parties thereto between signing and closing of the Merger Agreement.

The board of directors of the Company (the “Board”) established a special committee of the Board comprised solely of independent and disinterested directors of the Company (the “Special Committee”) to review, consider, evaluate and negotiate the Merger Agreement, as well as consider other strategic alternatives, make a determination as to whether the Transactions are fair to, advisable and in the best interests of, the Company and its stockholders and make a recommendation to the Board with respect to the Transactions. After careful consideration, the Special Committee, at a meeting duly called and held, determined to recommend approval of the Transactions and unanimously: (i) determined that the Merger Agreement and the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to, advisable and in the best interests of the Company and its stockholders; (ii) determined that the Merger Agreement and the Transactions are fair (as used in Item 1014(a) of Regulation M-A) to, and in the best interests of, the “unaffiliated security holders” of the Company, as defined in Rule 13e-3(a) under the Exchange Act (the “Unaffiliated Security Holders”); and (iii) recommended that the Board (a) approve and declare advisable the Merger Agreement and the Transactions and (b) recommend adoption of the Merger Agreement to the stockholders of the Company.

The Board (excluding directors affiliated with Welsh Carson Anderson & Stowe (“Welsh Carson”), Warburg Pincus and Permira, none of whom voted on the approval of the Merger Agreement and the Transactions), at a meeting duly called and held, acting upon the unanimous recommendation of the Special Committee: (i) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, that the Company enter into the Merger Agreement and consummate the Transactions; (ii) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Unaffiliated Security Holders; (iii) adopted resolutions approving and declaring the advisability of the Merger Agreement and the consummation of the Transactions, including the Merger; (iv) adopted resolutions recommending the adoption of the Merger Agreement by the stockholders of the Company entitled to vote thereon; and (v) directed that the Merger Agreement and the Transactions be submitted to the stockholders of the Company entitled to vote thereon for adoption.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC Amendment No. 1 to its preliminary proxy statement (as amended, the “Proxy Statement”) under Schedule 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and the Transactions, including the Merger. The Merger cannot be completed unless the Merger Agreement is adopted by the affirmative vote of the holders of (i) a majority of the outstanding voting power of the Company Common Stock entitled to vote thereon and (ii) a majority of the votes cast by the “disinterested stockholders” (as defined in Section 144 of the DGCL) (the “Disinterested Stockholders”, and the approvals described in clauses (i) and (ii) of this sentence, collectively, the “Company Stockholder Approval”). Under the Merger Agreement, the receipt of the Company Stockholder Approval is a condition to the consummation of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the Proxy Statement and incorporated herein by reference. The Disinterested Stockholders do not include (i) Parent, Merger Sub and their respective controlled affiliates, (ii) Permira, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (iii) Warburg Pincus, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (iv) Welsh Carson, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (v) any members of the Board who are employees of Permira, Warburg Pincus, Welsh Carson or any of their respective affiliates or (vi) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Parties to the Merger — Clearwater Analytics Holdings, Inc.”

“THE PARTIES TO THE MERGER — Clearwater Analytics Holdings, Inc.”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Record Date and Stockholders Entitled to Vote; Vote Required”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Beneficial Ownership of Company Common Stock by Management, Directors and Holders of 5% or More of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

“THE MERGER AGREEMENT — Covenants Regarding Conduct of Business by the Company Pending the Effective Time”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

Item 3.	Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Clearwater Analytics Holdings, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

“OTHER IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”

Item 4.	Terms of the Transaction

(a)(1) Tender Offers. Not Applicable.

(a)(2) Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Certain Financial Forecasts”

“SPECIAL FACTORS — Opinion of PJT Partners”

“SPECIAL FACTORS — Opinion of J.P. Morgan”

“SPECIAL FACTORS  — Recommendation of the Special Committee”

“SPECIAL FACTORS  — Recommendation of the Board”

“SPECIAL FACTORS —  Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Class A Common Stock”

“THE SPECIAL MEETING — Vote Required”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Annex B — Opinion of PJT Partners

Annex C — Opinion of J.P. Morgan

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Exchange of OpCo Units and Company Class B Common Stock”

“THE MERGER AGREEMENT — Treatment of Company Equity-Based Awards”

“THE MERGER AGREEMENT — Payment for Stock”

“THE MERGER AGREEMENT — Employee Benefits Matters”

“THE MERGER AGREEMENT — Indemnification and Insurance”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

Annex A — Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not Applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Prior Public Offerings”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

“OTHER IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

Annex A — Agreement and Plan of Merger

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS  — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“INTERIM INVESTORS AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Past Contacts, Transactions, Negotiations and Agreements”

Annex A — Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT”

“INTERIM INVESTORS AGREEMENT”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

Annex A — Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Class A Common Stock”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“THE MERGER AGREEMENT — Effects of the Merger”

“THE MERGER AGREEMENT — Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Exchange of OpCo Units and Company Class B Common Stock”

“THE MERGER AGREEMENT — Treatment of Company Equity-Based Awards”

“THE MERGER AGREEMENT — Payment for Stock”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Class A Common Stock”

“THE MERGER AGREEMENT — Effects of the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Exchange of OpCo Units and Company Class B Common Stock”

“THE MERGER AGREEMENT — Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT — Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT — Treatment of Company Equity-Based Awards”

“THE MERGER AGREEMENT — Covenants Regarding Conduct of Business by the Company Pending the Effective Time”

“THE SPECIAL MEETING — Voting by Company Directors and Executive Officers”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of Shares and Dividends”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“THE MERGER AGREEMENT — Go-Shop; No Solicitation; Change in Board Recommendation”

Annex A — Agreement and Plan of Merger

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Opinion of PJT Partners”

“SPECIAL FACTORS — Opinion of J.P. Morgan”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Certain Financial Forecasts”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

Annex B — Opinion of PJT Partners

Annex C — Opinion of J.P. Morgan

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Plans for the Company After the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Consummated”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Appraisal Rights”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS — Delisting and Deregistration of Company Class A Common Stock”

“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT — Effects of the Merger”

“THE MERGER AGREEMENT — Closing and Effective Time of the Merger”

“THE MERGER AGREEMENT — Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Exchange of OpCo Units and Company Class B Common Stock”

“THE MERGER AGREEMENT — Excluded Shares”

“THE MERGER AGREEMENT — Treatment of Company Equity-Based Awards”

“THE MERGER AGREEMENT — Payment for Stock”

“THE MERGER AGREEMENT — Termination of Exchange Fund”

“THE MERGER AGREEMENT — Appraisal Rights”

“THE MERGER AGREEMENT — Indemnification and Insurance”

“THE MERGER AGREEMENT — Employee Benefits Matters”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE MERGER AGREEMENT — Withholding Taxes”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A — Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Certain Financial Forecasts”

“SPECIAL FACTORS — Opinion of PJT Partners”

“SPECIAL FACTORS — Opinion of J.P. Morgan”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B — Opinion of PJT Partners

Annex C — Opinion of J.P. Morgan

The discussion materials prepared by PJT Partners LP (“PJT Partners”) and provided to the Special Committee, dated December 20, 2025, December 15, 2025 and December 15, 2025, and by J.P. Morgan Securities LLC (“J.P. Morgan”) and provided to the Board or Special Committee, as applicable, dated December 20, 2025, December 15, 2025, October 29, 2025 and October 20, 2025, are attached hereto as Exhibits (c)(ii) through (c)(iv) and Exhibits (c)(vi) through (c)(ix) and are each incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“THE MERGER AGREEMENT — Conditions of the Merger”

“THE SPECIAL MEETING — Vote Required”

“PROPOSAL 1: MERGER AGREEMENT PROPOSAL”

Annex A — Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“THE MERGER AGREEMENT — Go-Shop; No Solicitation; Change in Board Recommendation”

Annex A — Agreement and Plan of Merger

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Opinion of PJT Partners”

“SPECIAL FACTORS — Opinion of J.P. Morgan”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B — Opinion of PJT Partners

Annex C — Opinion of J.P. Morgan

The discussion materials prepared by PJT Partners and provided to the Special Committee, dated December 20, 2025, December 15, 2025 and December 15, 2025, and by J.P. Morgan and provided to the Board or Special Committee, as applicable, dated December 20, 2025, December 15, 2025, October 29, 2025 and October 20, 2025, are attached hereto as Exhibits (c)(ii) through (c)(iv) and Exhibits (c)(vi) through (c)(ix) and are each incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Company Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from the Company at 777 W. Main Street, Suite 900, Boise, Idaho 83702, Attn: Chief Legal Officer and Corporate Secretary.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT — Covenants Regarding Conduct of Business by the Company Pending the Effective Time”

“THE MERGER AGREEMENT — Financing”

Annex A — Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

“SPECIAL FACTORS — Opinion of PJT Partners”

“SPECIAL FACTORS — Opinion of J.P. Morgan”

“THE MERGER AGREEMENT — Financing”

“THE MERGER AGREEMENT — Termination of the Merger Agreement”

“THE MERGER AGREEMENT — Termination Fees”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies”

Annex A — Agreement and Plan of Merger

Annex B — Opinion of PJT Partners

Annex C — Opinion of J.P. Morgan

(d) Borrowed Funds.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Financing of the Merger”

“THE MERGER AGREEMENT — Financing”

Annex A — Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING — Record Date and Stockholders Entitled to Vote”

“THE SPECIAL MEETING — Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Beneficial Ownership of Company Common Stock by Management, Directors and Holders of 5% or More of Company Common Stock”

“OTHER IMPORTANT INFORMATION REGARDING THE PURCHASE FILING PARTIES – Certain Effects of the Merger for the Purchaser Filing Parties”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Certain Transactions in the Shares of Company Common Stock”

Annex A — Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING — Voting by Company Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Beneficial Ownership of Company Common Stock by Management, Directors and Holders of 5% or More of Company Common Stock”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Recommendation of the Special Committee”

“SPECIAL FACTORS — Recommendation of the Board”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

Item 13.	Financial Statements

(a) Financial Information. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on February 18, 2026 (see pages 68 through 104 therein) is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY — Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger”

“SPECIAL FACTORS — Purpose and Reasons of Purchaser Filing Parties for the Merger”

“SPECIAL FACTORS — Position of Purchaser Filing Parties as to the Fairness of the Merger”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Fees and Expenses”

“THE MERGER AGREEMENT — Fees and Expenses”

“THE SPECIAL MEETING — Voting Procedures”

“THE SPECIAL MEETING — Solicitation of Proxies”

“THE SPECIAL MEETING — How to Vote”

“THE SPECIAL MEETING — Assistance”

Item 15.	Additional Information

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

“THE MERGER AGREEMENT — Consideration To Be Received in the Merger”

“THE MERGER AGREEMENT — Exchange of OpCo Units and Company Class B Common Stock”

“THE MERGER AGREEMENT — Treatment of Company Equity-Based Awards”

“PROPOSAL 2: ADVISORY COMPENSATION PROPOSAL”

Annex A — Agreement and Plan of Merger

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Amendment No. 1 to the Preliminary Proxy Statement of Clearwater Analytics Holdings, Inc. (included in the Schedule 14A filed on April 3, 2026 and incorporated herein by reference) (the “Preliminary Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).

Exhibit No.	Description

(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(vi)	Press Release, dated December 21, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Clearwater Analytics Holdings, Inc. with the Commission on December 22, 2025).

(a)(2)(vii)	Email to Employees, dated December 21, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(viii)	Corporate LinkedIn Post, dated December 21, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(2)(ix)	Employee FAQ Email, dated December 22, 2025 (included in Schedule 14A filed on December 23, 2025 and incorporated herein by reference).

(a)(2)(x)	LinkedIn Post from Sandeep Sahai, Chief Executive Officer, dated December 23, 2025 (included in Schedule 14A filed on December 23, 2025 and incorporated herein by reference).

(a)(2)(xi)	Current Report on Form 8-K, dated January 23, 2026 (included in Schedule 14A filed on January 23, 2026 and incorporated herein by reference).

(a)(2)(xii)	Current Report on Form 8-K, dated February 17, 2026 (included in Schedule 14A filed on February 17, 2026 and incorporated herein by reference).

(b)(i)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Permira VIII - 1 SCSp, Permira VIII—2 SCSp, Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP, Permira T GP S.à r.l. and GT Silver BidCo, Inc.

(b)(ii)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Warburg Pincus Global Growth 15, L.P., Warburg Pincus Global Growth 15-B, L.P., Warburg Pincus Global Growth 15 International, SCSp, WP Global Growth 15 Partners, L.P., Warburg Pincus Global Growth 15 Partners, L.P., Warburg Pincus Financial Sector III, L.P., Warburg Pincus Financial Sector III-E, L.P., Warburg Pincus Financial Sector III Partners, L.P. and GT Silver BidCo, Inc.

(b)(iii)*	Equity Commitment Letter, dated as of December 20, 2025, by and among Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P. and GT Silver BidCo, Inc.

(b)(iv)*	Equity Commitment Letter, dated as of December 20, 2025, by and between Robson Investments Pte. Ltd. and GT Silver BidCo, Inc.

(b)(v)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Permira VIII - 1 SCSp, Permira VIII—2 SCSp, Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP, Permira T GP S.à r.l., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(vi)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Warburg Pincus Global Growth 15, L.P., Warburg Pincus Global Growth 15-B, L.P., Warburg Pincus Global Growth 15 International, SCSp, WP Global Growth 15 Partners, L.P., Warburg Pincus Global Growth 15 Partners, L.P., Warburg Pincus Financial Sector III, L.P., Warburg Pincus Financial Sector III-E, L.P., Warburg Pincus Financial Sector III Partners, L.P., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

Exhibit No.	Description

(b)(vii)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(viii)*	Fee Funding Agreement, dated as of December 20, 2025, by and among Robson Investments Pte. Ltd., GT Silver BidCo, Inc. and Clearwater Analytics Holdings, Inc.

(b)(ix)*	Amended and Restated Debt Commitment Letter, dated as of January 21, 2026, by and among Goldman Sachs Asset Management, L.P., GLQ II Credit Investments LLC, Ares Capital Management LLC, Blue Owl Credit Advisors LLC, Antares Capital LP, Antares Holdings LP, Golub Capital LLC, NB Alternatives Advisers LLC, CPPIB Credit Investments III Inc., KKR Credit Advisors (US) LLC, KKR Capital Markets LLC, Apollo Global Funding, LLC, Apollo Capital Management, L.P., HPS Investment Partners, LLC and GT Silver BidCo, Inc.

(c)(i)	Opinion of PJT Partners LP to the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc., dated December 20, 2025 (included as Annex B to the Preliminary Proxy Statement and incorporated herein by reference).

(c)(ii)*	Discussion materials prepared by PJT Partners LP, dated December 20, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(iii)*	Discussion materials (Indications of Value Summary) prepared by PJT Partners LP, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(iv) †*	Discussion materials (Indications of Interest Summary) prepared by PJT Partners LP, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(v)	Opinion of J.P. Morgan Securities LLC to the Board of Directors of Clearwater Analytics Holdings, Inc., dated December 20, 2025 (included as Annex C to the Preliminary Proxy Statement and incorporated herein by reference).

(c)(vi)*	Discussion materials prepared by J.P. Morgan Securities LLC, dated December 20, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(vii)*	Discussion materials prepared by J.P. Morgan Securities LLC, dated December 15, 2025, for the Special Committee of the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(viii) †*	Discussion materials prepared by J.P. Morgan Securities LLC, dated October 29, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(c)(ix) †*	Discussion materials prepared by J.P. Morgan Securities LLC, dated October 20, 2025, for the Board of Directors of Clearwater Analytics Holdings, Inc.

(d)(i)	Agreement and Plan of Merger, dated December 20, 2025, by and among GT Silver BidCo, Inc., GT Silver Merger Sub, Inc. and Clearwater Analytics Holdings, Inc. (included as Annex A to the Preliminary Proxy Statement and incorporated herein by reference).

(d)(ii)*	Interim Investors Agreement, dated December 20, 2025, by and among Martel Lux Topco SCSp, WP Silver Aggregator, L.P., Francisco Partners VII, L.P., Francisco Partners VII-A, L.P., Francisco Partners VII-B, L.P., Francisco Partners VII-C, L.P. and Robson Investments Pte. Ltd.

(f)*	Section 262 of the DGCL.

(g)	Not Applicable.

107*	Filing Fee Table.

†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
*	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on February 24, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWATER ANALYTICS HOLDINGS, INC.

By:	/s/ Alphonse Valbrune
Name:	Alphonse Valbrune
Title:	Chief Legal Officer and Corporate Secretary

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER BIDCO, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER MERGER SUB, INC.

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA ADVISERS LLC

By:	/s/ Andrew Young
Name:	Andrew Young
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA ADVISERS LLP

By:	/s/ Alberto Riva
Name:	Alberto Riva
Title:	Managing Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII - 1 SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII - 2 SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII CIS SCSP

by its portfolio manager and authorized representative
PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII CIS 2 SCSP

by its general partner PERMIRA VIII GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 1 PORTFOLIO SCSP

by its general partner
PILI 1 PORTFOLIO GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 2 PORTFOLIO SCSP

by its general partner
PILI 2 PORTFOLIO GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PILI 4 PORTFOLIO SCSP

by its general partner
PILI 4 PORTFOLIO GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL II LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA INVESTMENT CAPITAL III LP

by its general partner
PERMIRA INVESTMENT CAPITAL GP LIMITED

By:	/s/ Alistair Boyle
Name:	Alistair Boyle
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA T GP S.À R.L.

in its capacity as general partner of REDWOOD OPPORTUNITIES SCSP

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA T GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER HOLDCO, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER PARENT, LP

by its general partner
GT SILVER GP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER MLP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GT SILVER GP, LLC

By:	/s/ Peter Flynn
Name:	Peter Flynn
Title:	Chief Executive Officer and President

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTEL LUX TOPCO SCSP

by its general partner
PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

by its special partner
PERMIRA ACHT GBMH & CO. KG
acting by its general partner, SVE
VERWALTUNGS GMBH

By:	/s/ Stefan Dziarski
Name:	Stefan Dziarski
Title:	Partner

by its initial limited partner
PERMIRA VIII AE SCSP
acting by its general partner, PERMIRA VIII
GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII HOLDCO GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA VIII GP S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA MANAGEMENT S.À R.L.

By:	/s/ Cedric Pedoni
Name:	Cedric Pedoni
Title:	Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMIRA PORTFOLIO MANAGEMENT LIMITED

By:	/s/ Tom Amy
Name:	Tom Amy
Title:	Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS LLC

By:	/s/ David Sreter
Name:	David Sreter
Title:	Managing Director and Chief Financial Officer

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS & CO.

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15-B, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WP GLOBAL GROWTH 15 PARTNERS, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15 PARTNERS, L.P.

By:	Warburg Pincus Global Growth 15 GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS GLOBAL GROWTH 15 INTERNATIONAL, SCSP

By:	Warburg Pincus Global Growth 15 GP, S.à r.l., its managing general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Class A Manager

By:	/s/ Oana Lazar
Name:	Oana Lazar
Title:	Class B Manager

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III-E, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS FINANCIAL SECTOR III PARTNERS, L.P.

By:	Warburg Pincus Financial Sector III GP, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PARTNERS II, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WP GLOBAL LLC

By: Warburg Pincus Partners II, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ David Sreter
Name:	David Sreter
Title:	Partner

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS VII, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

FRANCISCO PARTNERS VII-A, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

FRANCISCO PARTNERS VII-B, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS VII-C, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Ashley Evans
Name:	Ashley Evans
Title:	Managing Director

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANCISCO PARTNERS GP VII, L.P.

By:	Francisco Partners GP VII, L.P.
Its:	General Partner

By:	Francisco Partners GP VII Management, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS GP VII MANAGEMENT, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS MANAGEMENT, L.P.

By:	Francisco Partners Management GP, LLC
Its:	General Partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

FRANCISCO PARTNERS MANAGEMENT GP, LLC

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	Managing Director and General Counsel

Date: April 3, 2026

[Signature page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBSON INVESTMENTS PTE. LTD.

By:	/s/ Oh Chong Yew, Alvin
Name:	Oh Chong Yew, Alvin
Title:	Authorized Signatory

ALSEK INVESTMENTS PTE. LTD.

By:	/s/ Oh Boon Hui, Stella
Name:	Oh Boon Hui, Stella
Title:	Authorized Signatory

TEMASEK CAPITAL (AMERICAS) HOLDINGS PTE. LTD.

By:	/s/ Belinda Chan Hian Wun
Name:	Belinda Chan Hian Wun
Title:	Authorized Signatory

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name:	Jason Norman Lee
Title:	Authorized Signatory

Date: April 3, 2026

[Signature page to Schedule 13E-3]